                            Cyberfast Systems, Inc
                          7825 Fay Avenue, Suite 200
                          La Jolla, California 92037


                                Schedule 14f-1

                                  Pursuant to
                             Section 14(f) of the
                      Securities Exchange Act of 1934 and
                            Rule 14(f)-1 thereunder


     This Schedule is being mailed on or about November 30, 2001 to the holders of record at the close of business on November 7, 2001 (the "Record Date") of Cyberfast Systems, Inc. (the "Company") Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share (collectively, the "Common Stock").

     You are receiving this Schedule in the connection with a significant acquisition of the Company's Class A Common Stock and Series A Convertible Preferred Stock by iD Four, Ltd., a Nevada corporation ("iD Four"). The Company, Edward and Itir Stackpole (the former controlling shareholders of the Company) and iD Four entered into a binding letter of intent dated October 26, 2001 (the "LOI") to enter into a stock purchase agreement (the "Purchase Agreement") whereby iD Four will agree to purchase from the Company, and the Company will agree to sell to iD Four, a total of 35,000,000 shares of Class A Common Stock and 5,000,000 shares of Series A Convertible Preferred Stock. The acquisition will give iD Four approximately 80% voting control of the Company. In connection with the LOI, the Board of Directors of the Company appointed Roger Pawson, an appointee of iD Four, to fill a vacancy on the Company's Board of Directors. On November 9, 2001, Edward and Itir Stackpole resigned as Directors and officers of the Company, leaving Bert Perez and Roger Pawson as the two Directors of the Company. As part of the Purchase Agreement, Bert Perez submitted a resignation as Director and officer of the Company effective no sooner than ten days after the filing and mailing of this Schedule 14f-1. In addition, no sooner than ten days after the filing and mailing of this Schedule 14f-1, the Board of Directors will appoint Wayne Steck and Christine Kincaid as Directors of the Company.

     Section 14(f) of the Securities Exchange Act of 1934 (the "Act") and Rule 14f-1 promulgated thereunder require the information contained herein to be filed with the Securities Exchange Commission (the "SEC") and transmitted to the Company's shareholders not less than ten days prior to a change in the majority of directors of the Company.

   YOU ARE URGED TO READ THIS INFORMATION CAREFULLY.  YOU ARE NOT, HOWEVER,
                         REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company
--------------------------------

     On the Record Date, 3,592,217 shares of Class A Common Stock and 4,477,600 shares of Class B Common Stock were outstanding. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share.

             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                  MANAGEMENT

     The first table below provides certain information (consisting of Class A and Class B Common Stock) as of November 7, 2001 concerning the beneficial ownership of the Company's voting stock held by each director and named executive officer; each person known by the Company to be the beneficial owner of at least five percent of the Company's voting stock; and all named executive officers and Directors as a group. The information is provided on a combined basis for Class A and Class B Common Stock to reflect share ownership and voting power for the combined classes.

     The second table below provides the same information immediately following the closing of the Purchase Agreement (the "Closing").


                       BENEFICIAL OWNERSHIP PRE-CLOSING


                                                                                               Percent of
                                                                Percent of      Total of         Voting
  Name and Address       Number of    Percent of   Number of      Class          Class A         Power
         of               Class A      Class A      Class B          B         and Class B     (Combined
  Beneficial Owner        Shares       Shares       Shares        Shares         Shares         Classes)
  ----------------        ------       ------       ------        ------         ------         --------
Edward J. and Itir    1,769,394/(1)/   34.41%      3,507,400      78.33%     5,276,794/(1)/   73.81%/(1)/
Stackpole
1006 Grand Court
Highland Beach, FL
33487

Bert Perez              410,000/(2)/   10.27%         -0-           -0-        410,000/(2)/    0.84%/(2)/
6351 NW 52/nd/ St.
Coral Springs, FL
33067

                                                                                                Percent of
                                                                Percent of      Total of          Voting
  Name and Address       Number of    Percent of   Number of      Class          Class A          Power
         of               Class A      Class A      Class B          B         and Class B      (Combined
  Beneficial Owner        Shares       Shares       Shares        Shares         Shares          Classes)
  ----------------        ------       ------       ------        ------         ------          --------
Roger Pawson             50,000/(3)/    1.37%         -0-          -0-          50,000/(3)/        0.10%
7825 Fay Avenue,
Suite 200
La Jolla, California
92037

All officers and      2,229,394/(4)/   39.87%      3,507,400      78.33%     5,686,794/(4)/       74.06%/(4)/
directors as a
group (4 persons)

N. Bruce Walko          382,358/(5)/    9.64%         -0-          -0-        382,358/(5)/         0.78%/(5)/
5107 Timberview
Orlando, FL 32819

William Wollrab         300,988/(6)/    7.78%         -0-          -0-        300,988/(6)/         0.62%/(6)/
6210 S. Marina
Pacifica Drive
Key 16
Long Beach, CA
90803

Oguz Stackpole          121,100         3.37%        965,200      21.56%      1,086,300           20.21%
1006 Grand Court
Highland Beach, FL
33487

The FATA Group        1,466,276        40.82%         -0-          -0-        1,466,276            3.03%
Sp.A/(7)/
Strada Statale n.
24, km. 12
10044 PIANEZZA
(TO), Italy

Resolution Capital      352,941         9.83%         -0-         -0-           352,941            0.73%
Corporation
15 Gingerbread Road
Kings Parks, NY
11754

__________________
(1) Includes options to acquire 775,000 shares held by Edward Stackpole of which 600,000 are exercisable at $3.50 per share until 12/31/09 unless sooner terminated; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 25,000 are exercisable at $3.00 per share until 5/31/05; of which 50,000 are exercisable at $3.50 per share until 6/07/05; and of which 50,000 are exercisable at $0.17 per share until 6/06. Also includes options to acquire 775,000 shares held by Itir Stackpole, of which 600,000 are exercisable at $3.50 per share until 12/31/09 unless sooner terminated; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 25,000 are exercisable at $3.00 per share until 5/31/05; of which 50,000 are exercisable at $3.50 per share until 6/07/05; and of which 50,000 are exercisable at $0.17 per share until 6/06. All shares of Class B Common Stock held by Edward and Itir Stackpole were converted into Class A Common Stock on 11/20/01.
(2) Includes options to acquire 400,000 shares, of which 225,000 are exercisable at $3.50 per share until 5/31/09 unless sooner terminated; of which 25,000 are exercisable at $3.50 per share until 9/30/04; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 50,000 are exercisable at $3.50 per share until 6/07/05 and of which 50,000 are exercisable at $0.17 per share until 6/06.
(3) Includes options to acquire 50,000 shares at $0.17 per share until 10/25/06.
(4)  Includes footnotes 1, 2 and 3.
(5) Includes options to acquire 375,000 shares, of which 225,000 are exercisable at $3.00 per share until 10/28/09; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 50,000 are exercisable at $3.00 per share until 6/07/05 and of which 50,000 are exercisable at $0.17 per share until 6/06.
(6) Includes options to acquire 275,000 shares; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 125,000 are exercisable at $3.50 until 2004; of which 50,000 are exercisable at $3.50 per share until 6/07/05; and of which 50,000 are exercisable at $3.00 per share until 8/20/05.
(7) As discussed in its Schedule 13D, FATA is controlled by Gaetano Di Rosa, Ignazio Moncada, Andrea Lombardi, Marcello Agnoli, Angelo Airaghi, Giancarlo Battista, Giuseppe Bono, Alberto De Benedictis, Paolo Micheletta, Arcangiolo Lovari, Alessandro Bertolini, Loris Boggio, Enrico Borgogna, Sergio Camani, Piero Alberto Canuto, Stefano Carlin, Diego Cavalli, Vincenzo Chieppa, Davide Cucino, Silvio De Poli, Giorgio Donini, Lino Franco, Angelo Furinghetti, Marco Gallino, Piero-Carlo Gallo, Stefano Giovine, Giovanni Granella, Massimo Lessona, Flavio Mussano, Sergio Pagani, Giancarlo Prato, Marzio Raveggi, Calogero Rifici, Bruno Taraglio and Bartolomeo Tosco, all residents of Italy.

                       BENEFICIAL OWNERSHIP POST-CLOSING

                                                                           Total of
                                                          Number of         Class A        Percent of
 Name and Address         Number of       Percent of      Series A       and Series A        Voting
        of                 Class A          Class         Preferred        Preferred         Power
 Beneficial Owner          Shares          A Shares        Shares           Shares         (Combined)
 ----------------          ------          --------        ------           ------         ----------
Roger Pawson               50,000/(1)/        0.12%              -0-      50,000/(1)/         0.10%
7825 Fay Avenue,
Suite 200
La Jolla, California
92037

Wayne K. Steck                 -0-              -0-              -0-          -0-               -0-
7825 Fay Avenue,
Suite 200
La Jolla, California
92037

Christine Kincaid              -0-              -0-              -0-          -0-               -0-
7825 Fay Avenue,
Suite 200
La Jolla, California
92037

Bert Perez                410,000/(2)/        0.94%              -0-     410,000/(2)/         0.85%/(2)/
6351 NW 52/nd/ St.
Coral Springs, FL
33067

All officers and          460,000/(3)/         1.1%              -0-     460,000/(3)/         0.95%/(3)/
directors as a group
(4 persons)

ID Four, Ltd.          35,000,000            81.26%       5,000,000   40,000,000             83.21%
7825 Fay Avenue
La Jolla, California
92037

                                                                            Total of
                                                           Number of         Class A        Percent of
  Name and Address         Number of       Percent of      Series A       and Series A        Voting
         of                 Class A          Class         Preferred        Preferred         Power
  Beneficial Owner          Shares          A Shares        Shares           Shares         (Combined)
  ----------------          ------          --------        ------           ------         ----------
 Edward J. and Itir      5,276,794/(4)/       11.83%              -0-   5,276,794/(4)/        10.63%/(4)/
 Stackpole
 1006 Grand Court
 Highland Beach, FL
 33487

_________________________
(1) Includes options to acquire 50,000 shares at $0.17 per share until 10/25/06.
(2) Includes options to acquire 400,000 shares, of which 225,000 are exercisable at $3.50 per share until 5/31/09 unless sooner terminated; of which 25,000 are exercisable at $3.50 per share until 9/30/04; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 50,000 are exercisable at $3.50 per share until 6/7/05 and of which 50,000 are exercisable at $0.17 per share until 6/06.
(3)  Includes footnotes 1 and 2.
(4) Includes options to acquire 775,000 shares held by Edward Stackpole of which 600,000 are exercisable at $3.50 per share until 12/31/09 unless sooner terminated; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 25,000 are exercisable at $3.00 per share until 5/31/05; of which 50,000 are exercisable at $3.50 per share until 6/7/05; and of which 50,000 are exercisable at $0.17 per share until 6/06. Also includes options to acquire 775,000 shares held by Itir Stackpole, of which 600,000 are exercisable at $3.50 per share until 12/31/09 unless sooner terminated; of which 50,000 are exercisable at $3.50 per share until 11/23/04; of which 25,000 are exercisable at $3.00 per share until 5/31/05; of which 50,000 are exercisable at $3.50 per share until 6/7/05; and of which 50,000 are exercisable at $0.17 per share until 6/06. All shares of Class B Common Stock held by Edward and Itir Stackpole were converted on 11/20/01.


Change in Control
-----------------

     A change in control of the Company will result at the Closing of the Purchase Agreement. Pursuant to the Purchase Agreement, the Company will agree to sell to iD Four and iD Four will agree to purchase 35,000,000 shares of the Company's Class A Common Stock and 5,000,000 shares of the Company's Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is entitled to one vote per share and is convertible into one share of Class A Common Stock. The purchase price, which shall be paid from the working capital of iD Four is to be paid as follows: a) cash payment of $25,000 earnest money deposit was paid to the Company on October 26, 2001; b) a cash payment of $125,000 was paid to the Company at Closing, and c) the remaining $100,000 will be in the form of an unsecured, non-negotiable, non-interest bearing promissory note, due and payable 15 days after the Closing.

     As of November 20, 2001, all holders of Class B Common stock, each share of which was entitled to 10 votes per share, converted their shares of Class B Common Stock into shares of Class A Common Stock which is entitled to one vote per share. No shares of Class B Common Stock will remain outstanding at the Closing.

     Prior to the Closing of the Purchase Agreement, iD Four owned no capital stock of the Company. Effective at the Closing of the Purchase Agreement, iD Four will beneficially own 35,000,000 shares of Class A Common Stock, or 81.26% of the issued and outstanding Class A Common Stock, 5,000,000 shares of Series A Convertible Preferred Stock, or 100% of the issued and outstanding Series A Convertible Preferred Stock, and, therefore, will have 83.21% of the voting power of the Company.

     On the Record Date, the controlling persons of the Company were Edward and Itir Stackpole, Co-Chairmen of the Board of Directors, and Chief Executive Officer and Vice-President, respectively. On the Record Date, Edward and Itir Stackpole beneficially owned 1,769,394 shares of Class A Common Stock or approximately 34.41% of the issued and outstanding Class A Common Stock; 3,507,400 shares of Class B Common Stock, or approximately 73.78% of the issued and outstanding Class B Common Stock, and approximately 73.81% of the voting power of the Company, due to the super-voting rights of the Class B Common Stock. On November 20, 2001, Edward and Itir Stackpole converted all of their shares of Class B Common Stock into Class A Common Stock on a one for one basis. Effective at Closing, Ed and Itir Stackpole will own 5,276,794 shares of Class A Common Stock or approximately 11.83% of the issued and outstanding Class A Common Stock, no shares of Class B Common Stock, and have approximately 10.63% of the voting power of the Company effective at the Closing.

     On October 26, 2001, the parties signed a binding letter of intent to enter into the Purchase Agreement and in connection with the letter of intent, the Board of Directors of the Company appointed Roger Pawson, an appointee of iD Four, to fill a vacancy on the Company's Board of Directors. On November 9, 2001, Ed and Itir Stackpole resigned as Directors and officers of the Company, leaving Bert Perez and Roger Pawson as the two Directors of the Company. As part of the Purchase Agreement, Bert Perez submitted a resignation as a Director of the Company effective no sooner than ten days after the filing and mailing of this Schedule 14f-1. In addition, no sooner than ten days after the filing and mailing of this Schedule 14f-1, the Board of Directors will appoint Wayne Steck and Christine Kincaid as Directors of the Company.


                       DIRECTORS AND EXECUTIVE OFFICERS

     Executive Officers of the Company are elected by the Board of Directors and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors.

     The following table sets forth names and ages of all Directors and executive officers of the Company and persons known to be appointed as Directors no sooner than ten days after the filing of this Schedule 14f-1.

Name                 Age               Position                   Director Since
----                 ---               --------                   --------------

Bert Perez/(1)/       36     Director, Chief Technical Officer         12/99

   Name                           Age               Position                         Director Since
   ----                           ---               --------                         --------------
   Roger Pawson                    49        Director, Chief Executive Officer,           10/01
                                                  Chief Financial Officer

   Wayne K. Steck/(2)/             56                  Director                           12/01

   Christine Kincaid/(3)/          53              Director, Secretary                    12/01

____________
(1) Mr. Perez has submitted a resignation as Chief Technical Officer and Director of the Company effective no sooner than ten days after the filing of this Schedule 14f-1.
(2) Mr. Steck will be appointed as a Director of the Company no sooner than ten days after the filing of this Schedule 14f-1.
(3) Ms. Kincaid will be appointed as a Director of the Company no sooner than ten days after the filing of this Schedule 14f-1.


    Bert Perez has been the Chief Technical Officer and a Director since June
    ----------
1999. Mr. Perez was employed by Sprint Communications, Inc. in south Florida from 1992 through 1999 as Data Support Manager and prior to that as an MIS manager for ABC television. In his prior positions, Mr. Perez was responsible for the design and implementation of network solutions and technical support. Mr. Perez has submitted a resignation as Chief Technical Officer and Director of the Company, effective no sooner than ten days after the filing and mailing of this Schedule 14f-1.

    Roger Pawson became a Director and Chief Executive Officer of the Company on
    ------------
October 26, 2001 as a result of the Company's Purchase Agreement with iD Four and is currently serving as Chief Financial Officer. From 2000 through the present, Mr. Pawson serves as president of iD Four, Ltd., a public software development company. From 1996-2000 Mr. Pawson served as President of TLCO Software, a software development company.

    Wayne K. Steck will become a Director of the Company as a result of the
    --------------
Company's Purchase Agreement with iD Four no sooner than ten days from the filing and mailing of this Schedule 14f-1. From April 2000 through the present, Mr. Steck serves as Vice President of iD Four, Ltd., a public software development company. From March 1999 to April 2000 Mr. Steck served as Vice President of TLCO Software, a software development company. From 1996 to March 1999, Mr. Steck served as Art Director of Backdoor Graphics, a packaging design company.

    Christine Kincaid will become a Director of the Company as a result of the
    -----------------
Company's Purchase Agreement with iD Four no sooner than ten days after the filing and mailing of this Schedule 14f-1. From May 2001 through the present, Ms. Kincaid serves as Secretary of iD Four, Ltd., a public software development company. From May 1993 through May 2001, Ms. Kincaid was an executive of the Cartier Financial Group, which engaged in investment services.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    No family relationships exist between the current directors and officers of the Company.

    On October 26, 2001, Roger Pawson was granted options to purchase 50,000 shares of Class A Common Stock at $0.17 per share for a period of five years. The Board of Directors plans to grant each of Mr. Steck and Ms. Kincaid options to purchase 50,000 shares upon being appointed to the Company's Board of Directors.

    Roger Pawson was appointed as a Director on October 26, 2001 and is currently an executive officer of iD Four. Wayne Steck and Christine Kincaid will be Directors of the Company no sooner than 10 days after the filing of this
Schedule 14f-1 and are both currently executive officers of iD Four.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and Directors and persons who own more than 10% of the Company's outstanding Common Stock to file reports of ownership with the Securities and Exchange Commission ("SEC"). Directors, officers and 10% or greater shareholders of the Company are required by the SEC regulations to furnish the Company with all copies of Section 16(a) forms they file. During the fiscal year ended December 2000, Bert Perez (the only current Director and executive officer who was in office and on the Board in 2000) failed to timely file a Form 5. In addition, Roger Pawson failed to timely file a Form 3 upon his appointment as a Director of the Company. Resolution Capital Corporation failed to timely file a Form 3 upon obtaining greater than 10% of the Company's Class A Common Stock prior to the Closing. Effective as of the Closing, Resolution Capital Corporation is no longer a 10% or greater shareholder of the Company.

                     MEETINGS OF THE BOARD AND COMMITTEES

    The Company's Board of Directors held seven meetings during the Company's fiscal year ended December 31, 2000. Such meetings consisted of consent Directors' minutes signed by all Directors and actual meeting at which all Directors were present in person or by telephone. No incumbent Director attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which he has been a Director) and (2) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

    The Company's Board of Directors currently serves as its audit committee. The Board of Directors currently has no standing nominating or compensation committee. The Audit Committee Report for the fiscal year ended December 31, 2001 was included in the Company's Definitive Proxy Statement, filed with the SEC on May 11, 2001.

                            EXECUTIVE COMPENSATION

Compensation and other Benefits of Executive Officers During the Last Completed Fiscal Year (12/31/00)

     The following table sets out the compensation received for the fiscal years ended December 31, 1998, 1999 and 2000 in respect to each of the individuals who were the Company's chief executive officer at any time during the last fiscal year and the Company's four most highly compensated executive officers whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").


                                            SUMMARY COMPENSATION TABLE

         FISCAL YEAR COMPENSATION                                                 LONG TERM COMPENSATION

                                                                             Award                     Payouts
                                                                             -----                     -------

                                                                                    Restricted
                                                                     Securities       Shares
                                                      Other            under           or                      All other
                                                      Annual          Option/       Restricted      LTIP        Compen-
Name and                      Salary      Bonus       Compen-          SARs           Share        Payouts       sation
Principal Position    Year     ($)         ($)        sation          Granted         Units          ($)          ($)
------------------    ----    ------      -----       ------         -------          ------         ---          ---
Edward J. Stackpole/  2000     300,000       0        28,800/(1)/     275,000             0           0              0
Co-Chair and CEO      1999     300,000       0        28,800/(1)/     250,000             0           0              0
                      1998     262,882       0         2,400/(1)/           0             0           0      1,370,459/(2)/


Itir Stackpole/       2000     250,000       0             0          275,000             0           0              0
Co-and Vice President 1999     250,000       0             0          250,000             0           0              0
                      1998     262,882       0             0                0             0           0      1,370,459/(2)/


Bert Perez            2000     100,000       0        14,400/(3)/     150,000             0           0              0
Chief Technical       1999      58,333       0         8,400/(3)/     100,000        10,000           0              0
Officer               1998        N/A       N/A         N/A             N/A            N/A          N/A             N/A


Bruce Walko           2000     105,638       0             0          150,000             0           0              0
President/(4)/        1999        N/A       N/A         N/A             N/A            N/A          N/A             N/A
                      1998        N/A       N/A         N/A             N/A            N/A          N/A             N/A

-------------------
   (1)  Represents car allowance.
   (2) In 1998 CNSI was taxed under Subchapter S of the Internal Revenue Code. Edward and Itir Stackpole, as holders of 100% of the stock of CNSI, received distributions under Subchapter S of the Internal Revenue Code. One-half is imputed to each as other compensation.
   (3)  Represents commissions.
   (4)  Mr. Walko resigned as President on April 12, 2001.

Agreements with Management

     On May 1, 2000, the Company granted to each of Edward Stackpole and Itir Stackpole options to acquire 25,000 shares of common stock at a strike price of $3.00 per share, exercisable for five years in consideration for executing a personal guarantee of the Company's obligations in connection with the FATA Investment Agreement.

     On June 8, 2000, the Company granted to each of Edward Stackpole, Itir Stackpole, Bert Perez, William Wollrab, Bruce Walko, M. Dowell Stackpole and Gerard Werner options to acquire 50,000 shares of common stock for $3.50 per share, exercisable for five years, in consideration for serving on the Company's Board of Directors.


     On August 2, 2000, Mr. Ciamaroni was granted a warrant to acquire 112,500 shares of common stock for $3.00 per share, as a finder's fee in connection with the FATA transaction.

     Pursuant to the terms of a letter to the Company from Bruce Walko dated October 29, 1999, the Company agreed to pay Mr. Walko a monthly salary of $10,000 per month for six months, and $15,000 per month thereafter and agreed to pay Mr. Walko a bonus of up to 40% of base salary starting in 2000. The Company agreed to grant Mr. Walko options to acquire 50,000 shares on November 1, 1999 and 100,000 options per year for 2000, 2001 and 2002 with 25,000 shares vesting per quarter.

     On January 1, 1999, Mr. Edward J. Stackpole entered into a three-year employment agreement with the Company at an annual salary of $300,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mr. Stackpole was also granted 600,000 non-qualified stock options exercisable at $3.50 per share over a 10-year period that will vest in increments of 50,000 options quarterly, provided that Mr. Stackpole is still employed on the last day of each quarter.

     On January 1, 1999 Mrs. Itir Stackpole entered into a three-year employment agreement with the Company at an annual salary of $250,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mrs. Stackpole was also granted 600,000 non-qualified options at $3.50 per share over a 10-year period that vest in increments of 50,000 options quarterly, provided that Mrs. Stackpole is still employed on the last day of each quarter.

     Effective on June 1, 1999, Mr. Bert Perez entered into a three-year employment agreement with the Company at an annual salary of $100,000 per year. Mr. Perez also receives a quarterly bonus equal to 3.3% of the Company's net pre-tax quarterly income. He received a signing bonus of 10,000 shares of the Company's Class A Common Stock, of which 5,000 vested immediately and 5,000 shares vested on December 1, 1999. Mr. Perez was granted 300,000 non-qualified options exercisable at $3.50 per share over a 10-year period that vest in increments of 25,000 options quarterly, provided that Mr. Perez is still employed on the last day of each quarter.

     The Company granted Mr. M. Dowell Stackpole 58,000 shares of Class A Common Stock on January 1999 as compensation for joining the board of directors.

                           OPTION GRANTS TO OFFICERS

Fiscal Year End Option Values

     The following table sets out the stock options granted by the Company during the previous fiscal year to the Named Executive Officers of the Company.

                         OPTION/SAR GRANTS IN 2000
                              INDIVIDUAL GAINS

                       Number of           % of Total
                      Securities          Options/SARs
                      Underlying           Granted to         Exercise or      Market Price
                     Options/SARs         Employees in           Base              on             Expiration
Name                  Granted (#)          Fiscal Year        Price ($/Sh)     Date of Grant        Date
----                  -----------          -----------        ------------     -------------        ----
Edward J.               200,000               23.81%            $3.50             $3.50            01/01/09
Stackpole
                         50,000                5.95%            $3.50             $3.00            06/07/05
                         25,000/(1)/           2.98%            $3.00             $3.00            05/31/05

Itir Stackpole          200,000               23.81%            $3.50             $3.50            01/01/09
                         50,000                5.95%            $3.50             $3.00            06/07/05
                         25,000/(1)/           2.98%            $3.00             $3.00            05/31/05

Bert Perez              100,000               11.90%            $3.50             $9.00            05/31/09
                         50,000                5.95%            $3.50             $3.00            06/07/05

N. Bruce Walko          100,000               11.90%            $3.00             $3.00            10/28/09
                         50,000                5.95%            $3.50             $3.00            06/07/05

---------------------
  (1) Granted in consideration for Ed & Itir Stackpole's personal guarantee of obligations of the Company made in connection with the FATA Investment Agreement.


  Aggregated Option/SAR Exercised in Last Financial Year and Fiscal Year-End Option/SAR Values

     The following table sets out all Option/SAR exercised by the Named Executive Officers during the most recently completed fiscal year and the Option/SAR values for such persons as of the end of the most recently completed fiscal year.

                                                                      Number of
                                                                      Securities
                                                                      Underlying              Value of
                                                                      Unexercised           Unexercised
                                                                    Options/SARs at       Options/SARs at
                                                                       FY-End (#)             FY-End ($)

                                 Shares
                               Acquired on        Value Realized      Exercisable/           Exercisable/
Name                           Exercise (#)           ($)             Unexercisable          Unexercisable
----                           ------------           ---             -------------          -------------
Edward J. Stackpole              -0-                   -0-               525,000                  -0-

Itir Stackpole                   -0-                   -0-               525,000                  -0-

Bert Perez                       -0-                   -0-               250,000                  -0-

N. Bruce Walko                   -0-                   -0-               250,000                  -0-


Compensation of Directors

     No salaries are paid to directors. However, each director receives options to acquire 50,000 shares of Class A Common Stock for each year of service as a director.


     No pension or retirement benefit plan has been instituted by the Company and none is proposed at this time and there is no arrangement for compensation with respect to termination of the directors in the event of change of control of the Company.

Benefit Plans

     The Company currently has no retirement, pension, profit-sharing or insurance or medical reimbursement plans covering its officers and directors.

Dated November 29, 2001                  CYBERFAST SYSTEMS, INC.


                                         By: /s/ Roger Pawson
                                            --------------------------
                                           Roger Pawson, Director and
                                           Chief Executive Officer